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Exhibit 12.1

Midstates Petroleum Company, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings available before fixed charges:
Pre-tax income (loss)	$(801,030)	$123,324	$(490,514)	$7,789	$16,657	$(15,635)
Interest expense	73,027	129,691	77,179	11,711	2,094	—
Amortization of capitalized interest	10,099	4,961	10,683	1,050	615	228
Loan cost amortization	8,355	7,857	5,960	1,529	850	314
Portion of rental expense which represents interest factor	374	698	497	340	179	146

Total earnings available for fixed charges	$(709,175)	$266,531	$(396,195)	$22,419	$20,395	$(14,947)

Interest expense	$73,027	$129,691	$77,179	$11,711	$2,094	$—
Capitalized interest	2,066	12,415	32,245	11,175	2,600	1,654
Loan cost amortization	8,355	7,857	5,960	1,529	850	314
Portion of rental expense which represents interest factor	374	698	497	340	179	146

Total fixed charges	$83,822	$150,661	$115,881	$24,755	$5,723	$2,114

Ratio of earnings to fixed charges	—	1.8x	—	—	3.6x	—

Insufficient coverage	$792,997	$—	$512,076	$2,336	$—	$17,061

Total fixed charges	$83,822	$150,661	$115,881	$24,755	$5,723	$2,114
Pre-tax preferred dividends	15,687	30,863	38,588	10,844	—	—

Total fixed charges plus preferred dividends	$99,509	$181,524	$154,469	$35,599	$5,723	$2,114

Ratio of earnings to combined fixed charges and preferred dividends	—	1.5x	—	—	3.6x	—

Insufficient coverage	$808,684	$—	$550,664	$13,180	$—	$17,061

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  Exhibit 12.1
Midstates Petroleum Company, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)